

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Yongsheng Liu
Chief Executive Officer
Goldenbridge Acquisition Limited
15/F, Aubin House, 171-172 Gloucester Road
Wan Chai, Hong Kong

>   **Re: Goldenbridge Acquisition Limited**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 16, 2022**
>   **File No. 001-40132**

Dear Yongsheng Liu:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Real Estate & Construction

cc: Giovanni Caruso